

March 18, 2011

Via E-mail
Michael L. Baur
Chief Executive Officer
Scan*Source*, Inc.
6 Logue Court
Greenville, SC 29615

> **Re:** **Scan*Source*, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed August 26, 2010**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
> **Filed November 3, 2010**
> **File No. 000-26926**

Dear Mr. Baur:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 1. Business

Vendors, page 3

1. We refer to prior staff comment letters relating to the review of your Form 10-K for the fiscal year ended June 30, 2008 and note that Motorola and Avaya each continue to constitute more than 10% of your net sales. While you have provided some disclosure in your Form 10-K for the fiscal year ended June 30, 2010 of some of the provisions of your agreements with Motorola and Avaya, we would expect to see a more robust description, perhaps focusing on the scope, term and termination provisions. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

2.   In future filings, please consider enhancing your overview to provide insight into material opportunities, challenges and risks that your executives are most focused. For example, in your fourth quarter earnings call, you discussed the challenges presented by continuing product shortages and longer lead times. We also note that in your attempt to grow your markets you have invested in new initiatives including investments in new geographic markets of Europe and Latin America, increased marketing efforts to recruit resellers, enhancements of employee benefit plans to retain employees, and strategic acquisitions in both the North American and International distribution segments. For guidance, see Section III.A of SEC Release No. 33-8350.

Results of Operations

Comparison of Fiscal Years Ended June 30, 2010 and 2009

Net Sales

Internal Distribution, page 22

3.   We note your disclosure here and on page 26 of changes on a constant exchange rate basis. Please tell us how you considered presenting the amounts in constant currency, describing the process for calculating the constant currency amounts and the basis of presentation. See Question 104.06 of the Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Liquidity and Capital Resources, page 31

4.   We note that your cash and cash equivalents balance has materially decreased at June 30, 2010 compared with the prior year. While we note that accounts receivable and inventories have both significantly increased, it is not readily apparent what other significant factors contributed to the decrease. Please tell us the reasons and factors causing the increases in accounts receivable and inventory. Explain how the increase in inventory is attributable, in part, "to managing product constraints with certain vendors throughout the year." Further, please tell us the reasons for the significant decline in cash. Where there are any material trends, events or uncertainties related to these changes, tell us how you considered both disclosure of the causes for the changes and disclosure of the reasonably likely impact on future financial results and financial position. See Item 303(a)(1) of Regulation S-K and Commission Release No. 33-8350, Section IV. "Liquidity and Capital Resources."

5.   Tell us the amount of investments held by foreign subsidiaries that are considered to be
        retained indefinitely for reinvestment as of June 30, 2010, subject to potential U.S.
        income tax on repatriation. Tell us how you considered disclosure of the amount and
        impact of foreign investment on future liquidity noting that these investments are not
        presently available to fund domestic operations or acquisitions without paying a
        significant amount of taxes upon their repatriation.

Item 8. Financial Statements and Supplementary Data

Consolidated Income Statements, page 39

6.   In view of your service offerings, please tell us why your statement of operations does
        not separately disclose service revenues and cost of service revenues pursuant to Rules
        5-03.1 and 2 of Regulation S-X, respectively. Support their inapplicability to us in
        quantified detail for the fiscal year ended June 30, 2010 and quarterly periods ended
        September 30, 2010 and December 31, 2010.

Note (2) Summary of Significant Accounting Policies and Accounting Standards Recently Issued

Use of Estimates

(b) Inventory Reserves, page 43

7.   We note your disclosure regarding management's determination of an inventory reserve
        to reduce inventories to the lower of cost or market. Please clarify how your accounting
        method establishes a new cost basis for your inventory and how it complies with ASC
        330-10-35-1 and 35-2. Additionally, please describe, in further detail, your accounting
        for sales of specifically reserved inventory, including your accounting for the inventory
        reserve as these sales occur and whether any changes in facts and circumstances
        previously resulted in the restoration of inventory value. See ASC 330-10-S99-2.

Cash and cash equivalents, page 43

8.   Explain the accounting, financial statement presentation and the authoritative support for
        checks released but not yet cleared included in accounts payable in the amounts of $62.7
        million and $45.6 million as of June 30, 2010 and 2009.

Revenue Recognition, page 47

9.   We note that in connection with your self branded warranty program, you purchase
        fulfillment contracts from a third party for most of your obligations. Based on your
        disclosures, it appears you report the revenue and related costs on a gross basis. Please
        confirm whether our understanding is correct. Additionally, please clarify which party is

the primary obligor in such arrangements and provide us with an analysis pursuant to ASC 605-45-45 in support of your conclusion.

Note (12) Income Taxes, page 62

10.   We note your disclosure on page 64 regarding undistributed earnings of foreign subsidiaries. Please tell us the amount of undistributed earnings of foreign subsidiaries that are considered to be retained indefinitely for reinvestment as of June 30, 2010 and how you considered providing this quantitative disclosure in your filing. Refer to ASC 740-30-50-2b.

Part III

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement filed October 19, 2010)

Compensation Discussion and Analysis

Elements of Compensation

Base Salary, page 14

11.   Please tell us the factors your compensation committee considered in deciding to increase Mr. Baur's salary by $50,000 beginning July 1, 2010. See Item 402(b)(2)(ix) of Regulation S-K. In this regard, we note your statement that the increase was due to Mr. Baur's job performance during the prior year. Where an executive officer's individual performance is taken into account in determining an element of executive compensation, you should describe how that element of compensation is structured and implemented to reflect the named executive officer's individual performance and/or individual contribution to your company's performance. You should also describe the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Cash Incentives, page 15

12.   You report that the 2010 target annual cash incentive award for Mr. Cley was based on Mr. Cley's attainment of certain individual performance and management goals in addition to one or more company financial performance goals. Please describe how Mr. Cley's cash incentive award was structured and implemented to reflect his individual performance and/or individual contribution to the company performance goals. See Item 402(b)(2)(vii) of Regulation S-K. You should also specifically identify which of the company performance goals that were considered in determining Mr. Cley's cash incentive award. See Item 402(b)(2)(v) of Regulation S-K. To the extent a formula was

used to determine the award, you should describe such formula. See Item 402(b)(1)(v) of Regulation S-K.

Long-term Equity Incentives, page 17

13.   You state that the number of shares subject to stock-based awards granted by the Compensation Committee on December 4, 2009 was based primarily on the market value of the annual stock option grant in fiscal 2008 and the related analysis of peer company equity grant practices provided to the Compensation Committee by Watson Wyatt, one of the compensation consultants you retained in fiscal 2010. Please describe for us more specifically how your analysis of the peer company equity grant practices determined the number of shares awarded to your executive officers. See Item 402(b)(1)(v) of Regulation S-K. In addition, please explain to us why you have not identified the peer companies that were analyzed by your compensation consultants.

Form 10-Q for the Fiscal Quarter Ended September 30, 2010

Item 1. Financial Statements

Note (2) Summary of Significant Accounting Policies

Recent Accounting Pronouncements

Multiple-element Revenue Arrangements, page 8

14.   We note you adopted the amendments within ASC 605-25 regarding the accounting for multiple-deliverable arrangements beginning on July 1, 2010 which you disclose did not have an impact on your consolidated financial statements. We also note the wide array of services you provide as a value-added distributor such as such as custom configuration, professional services, technical support, partner marketing, web storefronts, custom packaging, and other specialized services. Your revenue recognition policy disclosures do not appear to address required disclosures related both to those services, and when they are included in multiple-element arrangements. Please tell us how you believe you have addressed the disclosures required by FASB ASC 605-25-50-2 for your multiple-element arrangements and SAB Topic 13.B. "Disclosures, Question 1." To the extent you have not complied with those disclosure requirements, provide us your proposed disclosures.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

Sincerely,

/s/ Craig Wilson

Craig Wilson
Senior Assistant Chief Accountant